UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

PHILLIPS 66 PARTNERS LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

718549 207
(CUSIP Number)

Paula A. Johnson Vice President, General Counsel and Secretary 3010 Briarpark Drive Houston, Texas 77042 (855) 283-9237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 60,162,787(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 60,162,787(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,162,787(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 60.8%
14.	Type of Reporting Person: CO

(1)
Effective May 10, 2016, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 60,162,787 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 60,162,787(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 60,162,787(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,162,787(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 60.8%
14.	Type of Reporting Person: CO

(1)
Effective May 10, 2016, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 60,162,787 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 60,162,787(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 60,162,787(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,162,787(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 60.8%
14.	Type of Reporting Person: CO

(1)
Effective May 10, 2016, Phillips 66 Project Development Inc. ("P66 PDI") beneficially owns 60,162,787 common units representing limited partner interests ("Common Units") in the Issuer. Phillips 66 Company ("P66 Company") owns all of the common stock of P66 PDI. Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to indirectly beneficially own the Common Units held by P66 PDI.

Explanatory Note: This Amendment No. 4 (this "Amendment") amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests ("Common Units") in Phillips 66 Partners LP (the "Issuer") filed by Phillips 66 ("PSX"), Phillips 66 Company ("P66 Company") and Phillips 66 Project Development Inc. ("P66 PDI" and, together with PSX and P66 Company, the “Reporting Persons”) on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, Amendment No. 2 dated March 2, 2015, and Amendment No. 3 dated May 13, 2015 (the "Initial Statement"). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.    Identity and Background
Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Initial Statement is hereby supplemented as follows:

On October 29, 2015, the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the “Bayou Bridge Contribution Agreement”) with Phillips 66 Gulf Coast Pipeline LLC (“P66 Gulf Coast Pipeline”), P66 PDI, P66 Company, and Phillips 66 Partners GP LLC (the “General Partner”). Pursuant to the Bayou Bridge Contribution Agreement, the Issuer agreed to acquire from P66 Gulf Coast Pipeline a 40 percent interest in Bayou Bridge Pipeline, LLC (the “Bayou Bridge Transaction”). Total consideration for the Bayou Bridge Transaction was approximately $69.7 million, consisting of the assumption of a $34.8 million note payable to P66 Company that the Issuer immediately paid in full; the issuance of 606,056 common units of the Issuer ("Common Units") to P66 PDI; and the issuance of 12,369 general partner units of the Issuer (“GP Units”) to the General Partner to maintain its 2 percent general partner interest in the Issuer. The Common Units were issued to P66 PDI on December 1, 2015, in connection with the closing of the Bayou Bridge Transaction.

On February 17, 2016, the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the "February Contribution Agreement") with the General Partner, P66 Company and P66 PDI. Pursuant to the February Contribution Agreement, the Issuer acquired from P66 PDI (the "First Fractionator Transaction"), a 25 percent interest in a natural gas liquids ("NGL") fractionator and related storage caverns. Total consideration of approximately $236 million was paid to P66 PDI for the First Fractionator Transaction, consisting of the assumption by the Issuer of a note payable to P66 Company of approximately $212 million and the issuance of 412,823 Common Units to P66 PDI and 8,425 GP Units to the General Partner to maintain its two percent general partner interest in the Issuer. The Common Units were issued to P66 PDI on March 1, 2016, in connection with the closing of the First Fractionator Transaction.

On May 4, 2016, the Issuer entered into a Contribution, Conveyance and Assumption Agreement (the "May Contribution Agreement") with the General Partner, P66 Company and P66 PDI. Pursuant to the May Contribution Agreement, the Issuer acquired from P66 PDI (the "Second Fractionator Transaction”) the Standish refined petroleum products pipeline and the remaining 75 percent interest in the NGL fractionator and related storage caverns. Total consideration of $775 million was paid to P66 PDI for the Second Fractionator Transaction, consisting of the assumption by the Issuer of notes payable to P66 Company in the aggregate principal amount of $675 million and the issuance of 1,400,922 Common Units to P66 PDI and 286,753 GP Units to the General Partner to maintain its two percent general partner interest in the Issuer. The Common Units were issued to P66 PDI on May 10, 2016, in connection with the closing of the Second Fractionator Transaction.

The foregoing descriptions of the Bayou Bridge Contribution Agreement, February Contribution Agreement, and May Contribution Agreement (collectively, the "Contribution Agreements") do not purport to be complete and are qualified in their entirety by reference to the full text of the Contribution Agreements filed as Exhibits 1, 2, and 3 hereto, respectively, which are incorporated in their entirety in this Item 3.

Item 4.    Purpose of Transaction
Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The purpose of the acquisition by P66 Company of the Common Units and General Partner Units that were the subject of the Contribution Agreements is for general investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.    Interest in Securities of the Issuer
Item 5 of the Initial Statement is amended and supplemented as follows:
(a)    P66 PDI beneficially owns 60,162,787 Common Units, representing approximately 60.8% of the Issuer’s outstanding Common Units. The percentage of limited partner interests owned by P66 PDI is based upon 96,951,537 Common Units outstanding as of May 10, 2016, based on information provided by the Issuer.
(c)    Except as set forth in Item 3 of this Schedule 13D and below, P66 PDI has not effected any transactions in the Issuer’s Common Units within the past 60 days and neither P66 Company, PSX nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Statement is hereby amended and supplemented as follows:
Item 3 above summarizes certain provisions of the Contribution Agreements and is incorporated herein by reference. A copy of each of the Contribution Agreements is attached as an exhibit to this Schedule 13D, and are incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
1
Contribution, Conveyance and Assumption Agreement dated as of October 29, 2015, by and among Phillips 66 Partners LP, Phillips 66 Gulf Coast Pipeline LLC, Phillips 66 Project Development Inc., Phillips 66 Company, and Phillips 66 Partners GP LLC. (incorporated by reference to Exhibit 10.7 to the Issuer's Annual Report on Form 10-K filed on February 12, 2016).

2
Contribution, Conveyance and Assumption Agreement, dated as of February 17, 2016, by and among Phillips 66 Partners LP, Phillips 66 Partners GP LLC, Phillips 66 Company and Phillips 66 Project Development Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 18, 2016).

3
Contribution, Conveyance and Assumption Agreement, dated as of May 4, 2016, by and among Phillips 66 Partners LP, Phillips 66 Partners GP LLC, Phillips 66 Company and Phillips 66 Project Development Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on May 4, 2016).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2016		Phillips 66

	By:	/s/ Paula A. Johnson
Paula A. Johnson, Executive Vice President, Legal, General Counsel and Corporate Secretary

Phillips 66 Company
By:
/s/ Paula A. Johnson
Paula A. Johnson, Executive Vice President, Legal, General Counsel and Corporate Secretary

Phillips 66 Project Development Inc.
By:
/s/ Paula A. Johnson
Paula A. Johnson, Vice President

Schedule I
Information regarding each director and executive officer of Phillips 66, Phillips 66 Company, and Phillips 66 Project Development Inc. is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
J. Brian Ferguson	Retired former Chairman of Eastman Chemical Company	U.S.
William R. Loomis, Jr.	Independent financial advisor	U.S.
Harold W. McGraw III	Retired former Chairman of McGraw Hill Financial	U.S.
Glenn F. Tilton	Retired former Chairman of the Midwest of JPMorgan Chase & Co.	U.S.
Victoria J. Tschinkel	Vice-Chairwoman of 1000 Friends of Florida	U.S.
Marna C. Whittington	Retired former CEO of Allianz Global Investors Capital	U.S.
John E. Lowe	Non-Executive Chairman, Apache Corporation	U.S.
Greg C. Garland	Chairman of the Board and CEO of Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Midstream	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Tim G. Taylor	President	U.S.
Robert A. Herman	Executive Vice President, Midstream	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Project Development Inc.
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
John D. Zuklic	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Tim G. Taylor	President	U.S.
Robert A. Herman	Vice President	U.S.
Paula A. Johnson	Vice President	U.S.
Ron W. Armstrong	Vice President	U.S.
John D. Zuklic	Vice President and Treasurer	U.S.
Chukwuemeka A. Oyolu	Vice President	U.S.